# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: U9224Y103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 04/23/2025
Filed by CIK 0001761489
Persons authorized to receive notices and communications: Sanjay Agarwal, Level 6 The Gate (West Wing), Dubai International Finance Centre, Dubai, United Arab Emirates (C0), 00000, 971 4 3184800; Frank G. Zarb, Proskauer Rose, LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, (202) 416-5870

## Reporting persons
- The Saudi National Bank (CIK 0001761489): type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,693,917.63; shared voting power 0; sole dispositive power 2,693,917.63; shared dispositive power 0; aggregate amount beneficially owned 2,693,917.63 (18.5% of the class)
- SNB Capital Dubai Inc. (CIK 0002000163): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On April 23, 2025, SNB acquired beneficial ownership of 276,847.847 shares of Common Stock of the Issuer for an aggregate purchase price of $5,423,449.33 in a private placement transaction by the Issuer pursuant to the Subscription Agreement, following the receipt by SNB of a drawdown notice on March 31, 2025.

The Common Stock reported herein was purchasing with the working capital of SNB.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

As of the date of this filing, SNB beneficially owned 2,693,917.628 shares of Common Stock of the Issuer which, in the aggregate, represents 18.5% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this filing. The percentage was calculated based on 14,531,726.34 shares of Common Stock issued and outstanding as of April 8, 2025, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 15, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to the Schedule 13D is incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

On April 23, 2025, SNB acquired beneficial ownership of 276,847.847 shares of Common Stock for a purchase price of $19.59 per share and an aggregate purchase price of $5,423,449.33.

## Signatures
- The Saudi National Bank: /s/ Reem Al Majed and Salman Syed, Reem Al Majed, Head of Private Markets; and Salman Syed, Head of Wholesale Finance (04/28/2025)
- SNB Capital Dubai Inc.: /s/ Anas Ayoub, Anas Ayoub, Director (04/28/2025)